SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

MModal Inc.

(Name of Subject Company)

MModal Inc.

(Names of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

60689B107

(CUSIP Number of Class of Securities)

Kathryn F. Twiddy

Chief Legal Officer

MModal Inc.

9009 Carothers Parkway

Franklin, TN 37067

(866) 295-4600

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

With copies to:

Daniel Clivner, Esq.

Simpson Thacher & Bartlett LLP

1999 Avenue of the Stars, 29th Floor

Los Angeles, CA 90067

(310) 407-7500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto or thereto, the “Schedule 14D-9”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by MModal Inc., a Delaware corporation (the “Company”), on July 17, 2012 and amended by Amendment No. 1 thereto, filed with the SEC on July 24, 2012, Amendment No. 2 thereto, filed with the SEC on July 25, 2012, Amendment No. 3 thereto, filed with the SEC on August 2, 2012, Amendment No. 4 thereto, filed with the SEC on August 8, 2012, and Amendment No. 5 thereto, filed with the SEC on August 8, 2012, relating to the cash tender offer by Legend Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Legend Parent, Inc., a Delaware corporation (“Parent”). Parent is controlled by One Equity Partners V, L.P., a Cayman Islands exempted limited partnership (“OEP V”), as disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on July 17, 2012 (as amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to Purchaser’s offer to purchase all of the outstanding shares of Common Stock at a purchase price of $14.00 per share (the “Offer Price”), net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2012 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer to Purchase and Letter of Transmittal were filed with the SEC on July 17, 2012 as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the original Schedule 14D-9, Amendment No. 1 thereto, Amendment No. 2 thereto, Amendment No. 3 thereto, Amendment No. 4 thereto and Amendment No. 5 thereto remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 6. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent or Purchaser—Merger Agreement” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following new paragraph after the second paragraph thereof:

“On August 10, 2012, Parent, Purchaser and the Company entered into Amendment No. 2 to the Merger Agreement (“Merger Agreement Amendment No. 2”). A summary of Merger Agreement Amendment No. 2 is contained in Amendment No. 6 to the Schedule TO, filed with the SEC on August 10, 2012, and is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to Merger Agreement Amendment No. 2, a copy of which is filed as Exhibit (e)(43) hereto and incorporated herein by reference.”

Item 4.	The Solicitation or Recommendation

“Item 4—The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for the Recommendation of the Board—Background of the Offer and the Merger” is hereby amended and supplemented by inserting the following new paragraph after the last paragraph thereof:

“On August 10, 2012, Parent, Purchaser and the Company entered into Merger Agreement Amendment No. 2.”

Item 9.	Materials to Be Filed as Exhibits

“Item 9. Materials to Be Filed as Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit after Exhibit (e)(42) thereof:

Exhibit No.	Document

(e)(43)	Amendment No. 2 to Agreement and Plan of Merger, dated August 10, 2012, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 10, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MMODAL INC.

Date: August 10, 2012	By:	/s/ Kathryn F. Twiddy
	Name:	Kathryn F. Twiddy
	Title:	Chief Legal Officer

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